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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12b-25

                                                      SEC File Number 001-12647
                                                      CUSIP Number 68618W100

                              NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q / / Form N-SAR
     For Period Ended:   June 30, 1998

/ /  Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

     For the Transition Period Ended:
                                      -----------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                        PART I
                                REGISTRANT INFORMATION

     Full name of registrant  ORIENTAL FINANCIAL GROUP INC.
     Former name if applicable
                              -------------------------------------------------

     Address of principal executive office (Street and number)

     Hato Rey Tower
     Suite 503
     268 Munoz Rivera Avenue

     City, state and zip code

     Hato Rey, Puerto Rico 00918

                                       PART II
                               RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

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                                       -2-

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, l0-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Commonwealth of Puerto Rico was directly hit on Monday, September 21, 1998 and Tuesday, September 22, 1998 by Hurricane Georges, which at the time it hit the Commonwealth of Puerto Rico was a Category 3 hurricane with sustained winds of approximately 115 miles per hour. Hurricane Georges caused widespread damage throughout the Commonwealth Puerto Rico and has left almost all of the island without electricity and water service and a portion of the island without local and/or long distance telephone service.

     These problems have made it impossible for Oriental Financial Group Inc. to gather all of the information required for and complete the Annual Report on Form 10-K and to coordinate the final review and execution of such Annual Report on Form 10-K by its directors and executive officers before the filing date of September 28, 1998.

                                       PART IV
                                  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Rafael Valladares
     Senior Vice President           (787)             789-2222 (extension 204)
     (Name)                        (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /X/ Yes    / /No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             / /Yes    /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               ORIENTAL FINANCIAL GROUP INC.
               (Name of Registrant as Specified in Charter)

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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 1998                 By   \s\Rafael Valladares
                                             ---------------------
                                             Rafael Valladares
                                             Senior Vice President

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                 GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3.. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.